U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                           FORM 12b-25
                   NOTIFICATION OF LATE FILING
                           (Check One):
[]Form 10-K and Form 10-KSB[]Form 20-F[]Form 11-K [] Form 10-Q
[]Form N-SAR
For Period Ended:

[x]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

March 31, 1997

PART I - Registration Information
Full Name of Registrant
Former Name if Applicable:

Cash Can Incorporated

Address of Principal Executive Office (Street and Number)

2321 Noriega Street
City, State and zip code

San Francisco, CA 94939

PART 11 - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [x]

(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report in Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company's audit for the fiscal year ended December 31, 1996 is taking more time than expected and therefore the Company is unable to complete the Form 10-K.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Arthur E. Juhl 415-564-4770
Peter Bolles   415-564-4770
Bob McCurn     415-564-4770

(2) Have all other periodic reports required under Section 14 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? if the answer is no, identify report(s).[X] Yes [ ]No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Cash Can Incorporated
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: March 25, 1997        By:/s/Arthur E. Juhl
                              Arthur E. Juhl, President